Exhibit 99.1

HYDROGENICS CORPORATION

07 annual report

ELECTROLYSIS
HYDROGEN
FUEL CELLS
SUSTAINABLE ENERGY

Every day at Hydrogenics we get to experience the excitement and potential of our technology. We see it, we feel it, we breathe it. And we know it is our future.

Hydrogenics Corporation is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow.

hydrogen fuel cells electrolysis renewable energy sustainability environment

Contents

i	message to shareholders

01	management’s discussion and analysis

31	management’s report

33	auditors’ report

35	consolidated financial statements

39	notes to consolidated financial statements
forward-looking statements
This Annual Report contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “seeks”, “may”, “plans”, “potential”, “predicts”, “should”, “strategy” or “will”, or the negative or other variations of these words, or other comparable words or phrases. These forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. We assume that we will be able to raise additional financing as needed in the next six quarters, and that this, as well as other assumptions, may not materialize. These forward-looking statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and other factors may be significant. They include risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products, as well as other factors discussed in our annual information form and elsewhere in this Annual Report. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled: “Forward-Looking Statements” in our annual information form and the section entitled “Risk and Uncertainties” in the Management’s Discussion and Analysis portion of this Annual Report for a discussion of the factors that could affect our future performance. We are under no duty to update any of our forward-looking statements, other than as required by law.

Q: What has been accomplished in 2007?

Daryl: It has been a year of tremendous change. We used 2007 to position Hydrogenics to exploit commercial opportunities in two multi-billion dollar markets. We entered the year with three themes: focus, passion, and discipline. We clarified our focus by exiting our fuel cell testing business to concentrate our efforts on delivering competitive products in forklift and backup power markets. We became passionate about product quality and manufacturing efficiency to reduce costs and create genuine interest in our products. Finally we brought discipline to the way we work and succeeded in getting our OnSite Generation business to the point of sustainable profitability.
“Entering 2008 we are well positioned for
                     growth and success in the coming years.”

i

Interview with Daryl Wilson

...cont’d

Q: What has changed?	The leaders have changed, the mindset has changed and the results have changed. We entered 2008 with operating cash requirements expected to be approximately half of the rate in 2007. We started 2007 with three separate businesses, more than 350 people and projects covering a very wide scope. Today we are 170 people with a clear focus on customers in specific commercial markets in two businesses. We have turned our attention from technology development and custom projects to standardized commercial products. These products are targeted at large addressable commercial markets that exceed several billion dollars globally.

Q: What is the vision and strategy?	Our vision is to realize the value of hydrogen technology here and now. This means we are delivering products with a clear commercial value proposition for our customers today. Together with our OEM partners we are using hydrogen solutions to provide value now. The three commercial solutions are: 1- Forklift mobility products that give productivity benefits in major warehouse operations; 2- Reliable backup power products that give more backup power time than the incumbent battery technology; and OnSite hydrogen products, which enable the use of hydrogen in a wide variety of industrial processes. As a pioneer of many of these applications we work hard to ensure that we have products that meet top industrial quality and reliability requirements during these important early days of first deployments. Our product offerings combined with world leading OEM players is a strongly differentiated business model.

Q: How has the environment changed?	Much has changed in the world in the last 18 months. Greater acceptance and understanding of global warming, environmental concerns, energy security and energy cost are driving increasing interest in hydrogen as an energy carrier. We are noticing particular interest in Europe to capitalize on the zero carbon nature of hydrogen energy produced, as we do it, via electrolysis. Passive interest in demonstration projects is turning into serious commitment to develop and install product. We anticipate major government funding in the EU to be announced in 2008 for hydrogen projects. Government legislation requirements for longer run power backup are driving increased interest among DC power backup customers. Energy storage is also becoming a greater focus in support of renewable energy.

Q: How big is the opportunity?	We saw our OnSite Generation revenue grow from $12 million in 2006 to $19.6 million in 2007. We anticipate continued strong growth as evidenced by confirmed orders in hand. Once fully developed, products for AC and DC backup power and mobility applications each have target markets exceeding $1 to 1.5 billion. There is sufficient clustering of customers and fleets that a successful overall product offering can grow very rapidly as major corporations adopt the technology site by site. As the reliability of our products is demonstrated in these applications, the prospect of penetrations at the 10% to 25% level is not unreasonable. We currently face the normal challenges that come with disruptive innovation. We have to earn and prove our way into the market. This comes with user experience. At this stage, the early adopters appear to be interested in moving ahead.

Q: What is new?	During the year, we delivered four projects that link wind or solar renewable energy to our hydrogen technology. These projects are early demonstrations of the value of hydrogen to store and move energy in space and time. Success in this area is an energy paradigm break-through. The world’s energy systems are based on either electricity, which is not easily stored, or oil and gas, which have inherent problems. With the growth in penetration

ii

“Our largest revenue-producing division has now reached
                     the point of maturity that we are breaking through to profitability.”

of renewable wind and solar energy systems the fluctuating nature of these power sources becomes an increasing challenge. In the European Union and in North America there is rapidly growing interest in methodologies for energy storage to manage this issue. Hydrogen energy systems have the unique capability to store large amounts of energy for indefinite periods of time. Unlike battery technology, hydrogen scales well, does not have a natural discharge loss nor does it generate serious waste disposal issues. As we are the only company that owns patented technology for both fuel cells and electrolysis, we are well positioned to assist renewable energy in capturing a greater share of the energy market.
Q: What is new? ...cont’d

The uptake of our fuel cell applications has been slower than we’d like, though not unexpected. There is a lot of hard work in joint project development, testing, certification and deployment for new technology. Our OEM strategy allows us to bring better solutions to properly targeted segments of the market and the market opportunity remains significant. Yet we are at the early stages of generalized customer acceptance. Quality must always precede volume if we are to be successful in the long-term. We have passed the phase of early trial deployments where we were proving the basic feasibility of the technology. Customers affirm that “it works.” We are now applying the lessons learned in the field with the first generation of products to enhance durability, ensure reliability and reduce cost. We are currently selling larger scale trials and multi-site deployments.
Q: What is challenging?

Our largest revenue-producing division has now reached the point of maturity and we are breaking through to profitability. This has happened ahead of plan. Further success in this segment of the business will come from growing interest in hydrogen for applications beyond our historical focus on industrial OnSite generators. The overall environment for sustainable energy projects, particularly in Europe, would suggest that there are favourable conditions for these applications to grow. For fuel cell applications, positive user experience is now the key driver of success. Service, quality and reliability are again the key, and we have adapted lean manufacturing methods to ensure success in this area. We are taking care to support early users well so that we can share the success stories which will promote more rapid adoption. For 2008 we are targeting selected projects to demonstrate the value proposition and generate show-case sites.
Q: What will drive success?

Navigating the financial markets in the last 12 months has been difficult for investors and corporations. The history of concerns and challenges with Hydrogenics had caused an erosion of confidence. We responded. We took many difficult, yet constructive steps in 2007 to put the company on a sustainable growth trajectory. We have adjusted the size of our organization and R&D expenditures to better match the size and pace of the opportunity as it now exists. However, significant downward shocks in the general market caused some investors to sell out their positions in our company into limited demand with an obvious resulting impact on our valuation. We have communicated with honesty and integrity about our actions, progress and challenges. We would invite investors to look toward the improved stability in our results, the significant reduction in the rate of cash burn and the prospects of a positive overall environment for renewable energy and hydrogen technology. In our opinion, the current valuation does not fairly reflect the value of our technology, intellectual property, product positions and prospects for the future. This is of course a matter of investor opinion.
Q: What about stakeholder value?

iii

MANAGEMENT’S DISCUSSION AND ANALYSIS
2007 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BASIS OF PRESENTATION
The following sets out management’s discussion and analysis of the financial position and results of operations for the years ended December 31, 2007, 2006, and 2005 (“MD&A”). You should read the following discussion in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this report. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The principal differences are described in note 24 of our consolidated financial statements. Additional information regarding Hydrogenics Corporation (the “Corporation”, “our”, “us” or “we”), including the Corporation’s annual information form, which is also included in our annual report on form 40-F, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated March 7, 2008 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
FORWARD-LOOKING STATEMENTS AND RISK FACTORS
This MD&A contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “seeks”, “may”, “plans”, “potential”, “predicts”, “should”, “strategy” or “will”, or the negative or other variations of these words, or other comparable words or phrases. These forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. We assume that we will be able to raise additional financing as needed in the next six quarters, and that this, as well as other assumptions, may not materialize. These forward-looking statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and other factors may be significant. They include risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products, as well as other factors discussed in our annual information form and elsewhere in this MD&A. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled: “Forward-looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance. We are under no duty to update any of our forward-looking statements, other than as required by law.
OVERVIEW
Our business is organized into three business units, which correspond to our reportable segments and consist of: (i) OnSite Generation focused on hydrogen generation products; (ii) Power Systems focused on fuel cell products; and (iii) Test Systems focused on fuel cell test products and diagnostic testing services. We believe that organizing ourselves into these three business units allows us to better allocate our resources, position ourselves for growth opportunities in a variety of markets and mitigates the impact of one part of our business not achieving expectations. These business units are supported by a corporate services group providing finance, insurance, investor relations, legal, treasury and other administrative services, which we refer to as Corporate and Other.
Our OnSite Generation group sells hydrogen generation products to industrial, transportation and renewable energy customers. Our Power Systems group sells fuel cell products to original equipment manufacturers (“OEMs”), systems integrators and end users for stationary applications such as backup power and light mobility applications such as forklift trucks. Our Test Systems group sells fuel cell test station products to OEMs and fuel cell and fuel cell component developers to validate their fuel cell products and provides testing services to third parties to validate their fuel cell development efforts. On November 7, 2007, we announced plans to windup our fuel cell test station products business.
We have the following wholly owned subsidiaries: Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.) (“Greenlight Power”) (incorporated under the federal laws of Canada); Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware); Hydrogenics Japan Inc. (incorporated under the laws of the

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Province of Ontario); Hydrogenics GmbH (formerly EnKat GmbH) (incorporated under the laws of Germany); and Stuart Energy Systems Corporation (“Stuart Energy”) (incorporated under the federal laws of Canada). Stuart Energy owns 100% of the voting securities of Hydrogenics Europe NV (incorporated under the laws of Belgium).
OUTLOOK
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on page 1 and the section entitled “Risks and Uncertainties” on the inside front cover of our 2007 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
Early in 2007, under the direction of our Chief Executive Officer, we carried out a comprehensive review of our strategic plan. We quickly identified and implemented a number of high priority items to facilitate a rapid operational and financial turnaround. Our more pressing priorities included achieving significant headcount reductions without adversely affecting our research and product development activities, making advancements for renewable energy, light mobility and backup power applications and exiting our Burnaby based fuel cell test equipment business. We believe that we were successful in addressing these high priority items, allowing us to enter 2008 with a dramatically lower headcount and cost base and a more focused business plan aligned to aggressively pursue near term commercial market opportunities.
On March 20, 2007, the Board of Directors of the Corporation approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining was effected by March 31, 2007. A significant component of this restructuring and streamlining involved a workforce reduction across all business units. Additionally, on November 21, 2007, the Corporation announced further plans to streamline its operations in order to reduce its overall cost structure. In order to effect these workforce reductions, the Corporation incurred total pre-tax charges of $4.1 million during 2007. The associated workforce reductions are anticipated to represent approximately $9.2 million of annualized cost savings.
On November 7, 2007, the Board of Directors of the Corporation approved plans to wind up our fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. We expect to utilize $3.5 million of cash resources, with a corresponding charge to earnings relating to the closure of this business. We anticipate that the windup will take up to two years to complete as we will be required to incur costs related to severance, facility closure and warranty obligations. During the year ended December 31, 2007 we recorded a charge of $2.0 million in respect of severance and related expenses and the write off of inventory. We also recorded a loss of $0.3 million associated with the write off of property, plant and equipment related to the windup of this business.
During 2008, and for the next several years, we anticipate we will continue to benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. We also anticipate that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided below:
Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while pursuing opportunities in transportation and renewable energy markets. We anticipate that the continued development of products will position us to increase revenues in the industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large-scale renewable installations increases. Our strategy for our Power Systems business unit is to sell into early adopting markets via OEM distributors as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets, light mobility markets as well as various military markets. Our strategy for our Test Systems business unit is to effect an orderly windup of our fuel cell test products design, development and manufacturing business within the next two years in accordance with our desire to focus our resources on our OnSite Generation and Power Systems business segments.

2007 ANNUAL REPORT	2

MANAGEMENT’S DISCUSSION AND ANALYSIS
We expect that in 2008 our gross margin will benefit from operational efficiencies in our OnSite Generation business unit but remain low relative to historical levels for the foreseeable future. We expect this as a result of : (i) the time necessary to introduce new products; (ii) the time for our Power Systems products to enter commercial markets; and (iii) our ability to improve operational efficiencies across all business units. At the same time, we are aiming to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative (“SG&A”) areas to address near-term market opportunities and we expect that research and product development (“R&D”) costs will increase in the future to support product development initiatives as we commercialize products, in our OnSite Generation and Power Systems business units. We expect that our level of capital expenditures will remain consistent from 2007 in the near future.
SELECTED ANNUAL INFORMATION
($000s of U.S. dollars except per share amounts)

	Years ended December 31
	2007	2006	2005
Revenues	$37,990	$30,059	$37,191
Net loss	(28,068)	(130,759)	(37,374)
Loss per share (basic and fully diluted)	(0.31)	(1.42)	(0.41)
Dividends per share	Nil	Nil	Nil
Total assets	67,940	97,173	214,657
Current liabilities	27,208	30,189	18,690
Long-term liabilities	348	227	460
OVERALL FINANCIAL PERFORMANCE
Our revenues for the year ended December 31, 2007 were $38.0 million, compared to $30.1 million in 2006 and $37.2 million in 2005. The $7.9 million increase in revenues in 2007 compared to 2006 is largely attributable to the resumption of production in our OnSite Generation business unit to historical levels as well as increased revenues in our Test Systems business unit. These increases were partially offset by a $0.8 million decrease in revenues from our Power Systems business unit as a result of a lower proportion of military and demonstration orders and an increased effort to focus on backup power and material handling sales having longer lead times. The $7.1 million decrease in revenues in 2006 compared to 2005 is largely attributable to production delays caused by supply chain and component quality issues in our OnSite Generation business unit, which were partially offset by a $3.1 million increase in revenues in our Power Systems business unit as a result of an increase in demand for our fuel cell products as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM.
Our net loss for the year ended December 31, 2007 was $28.1 million, or $0.31 per share, compared to a net loss of $130.8 million, or $1.42 per share, for 2006 and a net loss of $37.4 million, or $0.41 per share, for 2005. The lower net loss in 2007 and 2005 reflects the absence of $90.8 million of impairment charges attributed to our acquisitions of Stuart Energy and Hydrogenics Test Systems (formerly Greenlight Power) incurred during 2006 combined with higher gross margins and lower operating expenses.
Cash used in operations and capital expenditures for the year ended December 31, 2007 was $29.7 million compared to $26.2 million in 2006 and $29.5 million in 2005. The $3.5 million increase from 2006 is attributed to increased cash outflows from operations of $3.9 million, partially offset by a $0.4 million decrease in capital expenditures. The $3.9 million increase in cash outflows from operations is primarily related to an increased investment in working capital during 2007 of $9.1 million compared to 2006. The decrease from 2005 to 2006 is primarily attributed to decreased working capital requirements of $10.0 million partially offset by: (i) increased cash outflows from operations excluding working capital movements of $5.4 million; and (ii) a $1.4 million decrease in capital expenditures in 2006.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our accounting policies are outlined in notes 2 and 3 to our consolidated financial statements. Set out below is a discussion of the application of critical accounting policies and estimates that require management assumptions about matters that are uncertain at the time the accounting estimate is made, and for which differences in estimates could have a material impact on our consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Valuation of Intangible Assets and Goodwill
We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.
Goodwill has been recorded as a result of our acquisitions of Stuart Energy and Hydrogenics Test Systems (formerly Greenlight Power). Goodwill is tested for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. We have selected our fourth quarter as our annual testing period for goodwill. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flow approach and the market approach, which utilizes comparable companies’ data. To determine the fair value using the discounted cash flow approach, we use estimates that include: (i) revenues; (ii) expected growth rates; (iii) costs; and (iv) appropriate discount rates. Significant management judgment is required in forecasting future operating results. Should different conditions prevail, material impairments of goodwill could occur.
We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate, which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.
Product Warranty Provision
We typically provide a warranty for parts and labour for up to one year, for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to incur. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 10 of our consolidated financial statements.
Stock-based Compensation
The estimated fair value of stock awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to nonemployees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of estimates for expected volatility, option life and interest rates.
Allowance for Doubtful Accounts
We record an allowance against accounts receivable for accounts we anticipate may not be fully collectible. This allowance is based on our best estimate of collectibility, taking into account the specific circumstances of the transaction and knowledge of the particular customer.
Provision for Obsolete Inventory
We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure they are consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.
Valuation of Future Income Tax Assets
Significant management judgment is required in determining the valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in a jurisdiction, these profits are taxed pursuant to the tax laws of that jurisdiction. We record a valuation allowance to reduce our future income tax assets recorded on our consolidated balance sheet to the amount of future income tax benefit that is more

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likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets based on management’s best estimates as to the certainty of realization.
RECENTLY ISSUED ACCOUNTING STANDARDS
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements. We have adopted the following changes to our accounting policies:
(I) CANADIAN STANDARDS
The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 1506, “Accounting Changes,” which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. We adopted this standard effective January 1, 2007. Adoption of this standard did not have a material impact on our consolidated financial position, results of operations or cash flows. Effective January 1, 2007, the Corporation adopted the provisions of Emerging Issues Committee (“EIC”) Abstract No. 162, “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date.” Adoption of this standard did not have a significant impact on our financial position, results of operations or cash flows.
(II) U.S. STANDARDS
The following changes only apply to note 24 of the consolidated financial statements.
In June 2006, FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of the Financial Accounting Standards Board (“FASB”) Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation adopted this standard for generally accepted accounting principles in the United States (“U.S. GAAP”) reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows under U.S. GAAP.
NEW ACCOUNTING STANDARDS
The following changes have recently been issued and will be adopted in the future.
(I) CANADIAN STANDARDS
The CICA has issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial InstrumentsDisclosures,” and Section 3863, “Financial-Instruments Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We plan to adopt this new guidance effective January 1, 2008. The standards will impact disclosure provided by the Corporation but will not impact its financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, which replaces the existing Section 3030 “Inventories.” The standard introduces changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. We plan to adopt this new guidance effective January 1, 2008. The Corporation is currently assessing the effect that this guidance may have on its results of operations or cash flows.
In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a

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going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for annual periods beginning after January 1, 2008. We plan to adopt this new guidance effective January 1, 2008. These standards will impact our disclosure but is not expected to impact our financial position, results of operations or cash flows.
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduces changes to recognition, measurement and disclosure of goodwill and intangible assets and converges with International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. We are currently assessing the impact of this standard may have on its financial positions, results of operations or cash flows.
NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.
Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.
As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative, if any, on the Corporation.
(II) U.S. STANDARDS
The following changes only apply to note 24 of the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. We plan to adopt this new guidance effective January 1, 2008. We are currently assessing the effect that SFAS 157 may have on the Corporation’s results of operations and consolidated financial position.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. We plan to adopt this new

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MANAGEMENT’S DISCUSSION AND ANALYSIS
guidance effective January 1, 2008. For nonfinancial assets and nonfinancial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008 and we plan to adopt this guidance effective January 1, 2009. We are currently assessing the effect that SFAS 159 may have on the Corporation’s results of operations and consolidated financial position.
In December 2007, the FASB issued Statement of Financial Accounting Standards SFAS No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase method of accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process R&D at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date. We are currently assessing the effect that SFAS No. 141R may have on the Corporation’s results of operations and consolidated financial position.
BUSINESS ACQUISITIONS
Stuart Energy - On November 10, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, our offer to acquire Stuart Energy was completed and resulted in us acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, we acquired the remaining shares of Stuart Energy, which then became a wholly owned subsidiary of the Corporation. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,103 of our common shares issued at a value based on the average market price of our common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
We believe the acquisition of Stuart Energy represented a milestone in the execution of our strategic plan as it allowed us to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen generation products and fuel cell test stations and also provided greater revenue diversity.
Our 2006 results however, were adversely impacted by the impairment of identifiable intangible assets and goodwill totaling $85.7 million in our OnSite Generation business unit as well as warranty reserves of $2.4 million relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, combined with lower revenues caused by supply chain quality issues, which resulted in lower overhead absorption. Throughout 2006 we made efforts to improve quality and testing systems to support increased production and we continued to make such efforts in 2007. We resumed production, and accordingly, deliveries to our customers, in the fourth quarter of 2006, and returned to historical levels of production during 2007.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
As at December 31, 2007, an evaluation was carried out under the supervision of, and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109-“Certification of Disclosure in Issuer’s Annual and Interim Filings”. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2007.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2007, and, based on that assessment, determined that our internal control over financial reporting was effective. See pages 32, 33 and 34 for Management’s Report on Internal Control Over

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Consolidated Financial Reporting and the Independent Auditors’ Report with respect to management’s assessment of internal controls over financial reporting.
RESULTS OF OPERATIONS
Revenues for the year ended December 31, 2007 were $38.0 million, compared to $30.1 million in 2006 and $37.2 million in 2005. The $7.9 million increase in revenues in 2007 compared to 2006 is largely attributable to the resumption of production in our OnSite Generation business unit to historical levels as well as increased revenues in our Test Systems business unit. These increases were partially offset by a $0.8 million decrease in revenues from our Power Systems business unit as a result of an increased effort to focus on backup power and material handling sales which have longer lead times. For the year ended December 31, 2006 revenues were $30.1 million, a $7.1 million or 19% decrease from 2005. This decrease is primarily the result of production delays caused by supply chain and component quality issues in our OnSite Generation business unit. This decrease was partially offset by an increase in revenues attributable to our Power Systems business unit as a result of an increase in demand for our products as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM.
The following table provides a breakdown of our revenues for the years ended December 31, 2007, 2006 and 2005.

(000s of U.S. dollars)	2007	2006	2005

OnSite Generation	$19,608	$12,032	$21,748
Power Systems	6,103	6,943	3,861
Test Systems	12,279	11,084	11,582

	$37,990	$30,059	$37,191

Our revenues are segmented by business unit and are summarized below.
•	OnSite Generation revenues for the year ended December 31, 2007 increased by $7.6 million compared to 2006 primarily as a result of the resumption of production to historical levels. In the first quarter of 2006 we encountered production delays caused by supply chain and component quality issues. During the second quarter of 2006, we implemented standardized, rigorous quality testing protocols to address the supply chain quality issues. As a result of the testing protocols, we identified other operational and production quality issues, which we believe we have addressed through appropriate corrective measures and resumed delivery to our customers during the fourth quarter of 2006, reaching historical levels in 2007. We anticipate increasing our revenues in the industrial hydrogen markets and pursuing opportunities in renewable energy and transportation markets. As at December 31, 2007, we had $15.8 million of confirmed orders, all of which are anticipated to be delivered and recognized as revenue in 2008.

OnSite Generation revenues for the year ended December 31, 2006 decreased $9.7 million compared to 2005 as a result of the production delays initially encountered in the first quarter of 2006.

•	Power Systems revenues for the year ended December 31, 2007 decreased by $0.8 million compared to 2006 primarily as a result of an increased effort to focus on backup power and material handling sales as our strategy is to sell into near term commercial markets via OEM distributors. As at December 31, 2007, we had $8.6 million of confirmed orders, approximately 60% of which are anticipated to be delivered and recognized as revenue in 2008.

Power Systems revenues for the year ended December 31, 2006 increased by $3.1 million or 80% compared to 2005 primarily as a result of an increase in demand for our products as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM.

•	Test Systems revenues for the year ended December 31, 2007 increased by $1.2 million or 11% compared to 2006 due to a $1.1 million increase in test product revenues and a $0.1 million increase in test services revenues. The increase in test product revenues is primarily a result of delivering a greater number of higher output test equipment units, compared to 2006 and reflects timing differences in receipt of orders as compared with the previous year. As at December 31, 2007, we had $2.1 million of confirmed orders comprising $1.8

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MANAGEMENT’S DISCUSSION AND ANALYSIS
million of product sales and $0.3 million of testing services, all of which are anticipated to be delivered and recognized as revenue in the first half of 2008.

Test Systems revenues for the year ended December 31, 2006 decreased by $0.5 million or 4% compared to 2005 due to a $0.7 million increase in test services revenues offset by a $1.2 million decrease in test product revenues. We believe the decrease is reflective of an overall stabilizing of capital expenditures for fuel cell diagnostic equipment offset by an increase in test services for one customer.

On November 7, 2007 the Board of Directors of the Corporation approved plans to wind up our fuel cell test products design, development and manufacturing business. We conducted an extensive evaluation of the opportunities for this business, and, after canvassing all opportunities, concluded that an orderly windup of this low gross margin, low growth and loss generating business, to focus resources on core business activities was the most appropriate decision given the associated risks. We anticipate that the windup will take up to two years to complete as we will be required to incur costs related to severance, facility closure and warranty obligations, as described above.
Cost of revenues for the year ended December 31, 2007, was $33.6 million an increase of $4.2 million compared to 2006. Expressed as a percentage of revenues, cost of revenues was 88% in 2007 compared to 98% in 2006. The decrease in cost of revenues, expressed as a percentage of revenues, is primarily attributable to the absence of $2.4 million of warranty reserves in our OnSite Generation business relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, and a higher level of total revenues. Additional cost of revenues commentary for each business unit is provided below:
•	OnSite Generation cost of revenues for the year ended December 31, 2007 increased by $1.5 million to $19.0 million compared to 2006. Expressed as a percentage of revenues, cost of revenues was 97% in 2007 compared to 145% in 2006. This percentage decrease can be attributed to a higher level of revenues causing a higher level of overhead absorption, cost efficiencies in production and the absence of a $2.4 million of warranty reserves incurred in connection with units shipped prior to January 2005. Additionally, we are now experiencing the benefits of improved pricing, project management and cost discipline.

OnSite Generation cost of revenues for the year ended December 31, 2006 decreased by $3.7 million to $17.5 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 145% in 2006 compared to 97% in 2005. This percentage increase can be attributed to a lower level of revenues causing a lower level of overhead absorption, and the $2.4 million of warranty reserves noted above.

•	Power Systems cost of revenues for the year ended December 31, 2007 increased by $1.4 million to $5.3 million compared to 2006. Expressed as a percentage of revenues, cost of revenues was 86% compared to 56% in 2006 primarily as a result of a lower proportion of military and demonstration orders, which have historically generated higher margins than commercial orders combined with the appreciation of the Canadian dollar relative to the U.S. dollar, resulting in higher material and labour costs, a $0.5 million provision for obsolete inventory and lower overhead absorption as a result of lower revenues.

Power Systems cost of revenues for the year ended December 31, 2006 increased by $0.8 million to $3.9 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 56% compared to 81% in 2005 primarily as a result of a higher proportion of military and demonstration orders, which have historically generated higher margins than commercial orders.

•	Test Systems cost of revenues for the year ended December 31, 2007 increased by $1.4 million to $9.3 million compared to 2006. Expressed as a percentage of revenues, cost of revenues was 76% in 2007 compared to 72% in 2006. These increases are attributed to the appreciation of the Canadian dollar relative to the U.S. dollar, resulting in higher material and labour costs and a reduced proportion of test services revenues compared to 2006.

Test Systems cost of revenues for the year ended December 31, 2006 decreased by $1.6 million to $7.9 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 72% in 2006 compared to 83% in 2005 and was primarily attributable to a higher proportion of test service revenues partially offset by competitive pricing pressures in the test equipment market.
Selling, general and administrative expenses were $24.0 million for the year ended December 31, 2007, a decrease of $3.9 million, or 14%, compared to 2006. This decrease reflects: (i) $4.4 million of savings relating to consultants,

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deferred compensation arrangements with certain executives, Sarbanes-Oxley Act compliance and other business strategy matters; partially offset by (ii) $4.1 million of severance charges incurred during 2007 relating to streamlining initiatives; and (iii) $2.0 million of higher costs as a result of the weakening of the U.S. dollar relative to the Euro and the Canadian dollar compared to 2006. Selling, general and administrative expenses for 2007 includes $2.1 million of costs related to the fuel cell test products business incurred during 2007. This excludes costs associated with the wind up in the fourth quarter.
Selling, general and administrative expenses were $27.9 million for the year ended December 31, 2006, an increase of $3.3 million, or 13%, compared to 2005. The increased level of SG&A expenses is primarily attributable to $1.4 million of severance and other related compensation payments, $1.8 million of Sarbanes-Oxley Act compliance and $1.2 million of other business strategy matters, which were partially offset by various cost reduction initiatives.
Research and product development expenses for the year ended December 31, 2007 were $9.7 million, a net increase of $0.3 million or 3% compared to 2006, comprised of a $1.7 million decrease in R&D expenditures and a $2.0 million decrease in third party funding. The decrease in R&D expenditures is primarily attributable to our streamlining and cost reduction initiatives, combined with decreased work on third party funding contracts for which only a portion of costs incurred are recoverable. R&D expenses for the year ended December 31, 2006 were $9.4 million, a net increase of $1.6 million or 22% compared to 2005, comprised of a $1.3 million increase in R&D expenditures and a $0.3 million decrease in third party funding. The increase in R&D expenditures is primarily attributable to the continued development of our S-4000 electrolytic hydrogen generation technology and the continued development of fuel cell products for backup power and light mobility applications in our Power Systems business unit. The decrease in third party funding is primarily attributable to streamlining our R&D initiatives throughout the year.
Wind up of test equipment business costs were $2.0 million for the year ended December 31, 2007, an increase of $2.0 million, or 100%, compared to 2006 and 2005. As noted above, on November 7, 2007 we announced plans to windup our fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. We expect to utilize $3.5 million of cash resources, with a corresponding charge to earnings relating to the closure of this business. We anticipate that the windup will take up to two years to complete as we will be required to incur costs related to severance, facility closure and warranty obligations. During the year ended December 31, 2007 we recorded a charge of $2.0 million in respect of severance and related expenses and the write off of inventory. We also recorded a loss of $0.3 million associated with the write-off of property, plant and equipment related to the windup of this business.
Amortization of property, plant and equipment for the year ended December 31, 2007 decreased $0.4 million or 30% compared to 2006 primarily as a result of an increase in the average age of our assets and lower capital expenditures in 2007.
Amortization of property, plant and equipment for the year ended December 31, 2006 decreased $0.1 million or 7% compared to 2005 primarily as a result of the relative aging of our property, plant and equipment.
Amortization of intangible assets for the year ended December 31, 2007 decreased $6.9 million or 96% compared to 2006 as a result of the impairment of $26.3 million of intangible assets recorded in 2006, which reduced the carrying value of identifiable intangible assets to $0.5 million.
Amortization of intangible assets for the year ended December 31, 2006 decreased $1.3 million or 15% compared to 2005 also as a result of the impairment of $26.3 million of intangible assets recorded in 2006.
Impairment of intangible assets and goodwill for the year ended December 31, 2007 was $nil compared to $90.8 million in 2006 and $nil in 2005.
Impairment of OnSite Generation Intangible Assets and Goodwill
In January 2005, the Corporation acquired Stuart Energy. The allocation of the purchase price gave rise to $63.9 million of goodwill and $38.5 million of identified intangible assets. When evaluating the merger, the Corporation identified several potential benefits including, inter alia: (i) the opportunity for the Corporation to reduce its time to profitability based on synergies from the merger; (ii) the acquisition of a pool of talented and highly skilled employees with proven capabilities in a tight labour market; and (iii) a strong product development and patent portfolio. At the time the merger agreement was signed, Stuart Energy had experienced revenue growth in its industrial, energy and fueling product lines and the Corporation anticipated continued growth from the Stuart Energy business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
On March 28, 2006, the Corporation announced that production delays would cause nearterm revenue expectations for the OnSite Generation business to be lower than previously anticipated as a result of supply chain and component quality issues, which the Corporation believed were being adequately addressed at that time through appropriate corrective measures. Over the course of the second quarter of 2006, the Corporation implemented standardized, rigorous quality testing protocols to address these issues. The Corporation also announced at that time that it anticipated that deliveries would return to historical levels commencing in the latter part of the fiscal year, once component procurement and production cycles were reestablished.
On May 15, 2006, the Corporation announced that it had signed a five-year preferred supplier agreement with Linde Gas, a division of Linde AG, one of the world’s leading industrial gas supply companies, pursuant to which Hydrogenics became a preferred supplier of on site hydrogen generators to Linde Gas.
On June 15, 2006, the Corporation announced that it had signed a five-year global supply agreement for the delivery of onsite hydrogen generation plants to BOC, one of the world’s largest industrial gas companies. Under this agreement, Hydrogenics would provide BOC with hydrogen generation plants to be deployed at BOC’s customer sites and at BOC’s own facilities located around the world. Further, on June 19, 2006, the Corporation announced receipt of an initial order under the global supply agreement with BOC for a HySTAT™-A hydrogen generation plant for use at a BOC facility in Waiuku, North Island, New Zealand.
On July 28, 2006, the Corporation provided an update on its OnSite Generation activities, indicating that it had identified other operational and production quality issues, which it was addressing through appropriate corrective measures. The Corporation also advised at that time that it would not resume normal activities in its OnSite Generation business unit until all production quality issues had been adequately resolved, and while the Corporation continued to be optimistic that deliveries would return to historical levels in the latter part of the fiscal year, the Corporation indicated that it could not be definitive as to timing. As part of the Corporation’s update on July 28, 2006 it indicated that, as a result of a comprehensive evaluation of deployed units, the Corporation determined it would be necessary to accrue a $1.8 million charge for estimated future warranty costs.
During the period of assessment of our business and operating plans, the Corporation met with its major industrial gas customers to provide an update. At these meetings, customers expressed concern about the ability of the Corporation to resume operations in the near term. The Corporation concluded that new orders may be delayed until industrial gas customers had received delivery of their products that are on order and that these units were fully commissioned and the customers were satisfied with their operating performance. Accordingly, as a result of ongoing production issues and the possible negative impact on customer buying behaviour and while we remained optimistic that we would correct the production issues and resume operations in short order, the Corporation concluded that the original cash flow forecasts from the Stuart Energy business might not be achieved.
During the third quarter of 2006, the OnSite Generation business generated $5.0 million of revenues, an increase over the first and second quarters of 2006, but less than had been budgeted. Furthermore, the OnSite Generation business secured $0.5 million of orders, a decrease of 74% from the third quarter and a further 88% sequential decrease from the second quarter, the result, in part, of our ongoing production quality issues.
During the third quarter of 2006, the OnSite Generation business unit appointed a new Vice President, Operations and over the course of the third quarter, concluded that it would be beneficial to implement a number of corrective measures before resuming production. As a result of the issues identified in the OnSite Generation business unit, we concluded that revenues for the foreseeable future would likely be below our original projections when we acquired Stuart Energy.
Additionally, between the end of the second quarter and November 2006, the Corporation’s stock price had experienced a sustained decline and decreased by approximately 70%.
Due to the factors described above, the Corporation performed an impairment assessment of identified intangible assets and goodwill and recorded, in connection with the acquisition of Stuart Energy, a $74.8 million impairment charge to reduce goodwill and the carrying value of its identifiable intangible assets. The charge was based on the estimated discounted cash flows over the remaining useful life of the goodwill using a discount rate of 19%. The assumptions supporting the cash flows, including the discount rate, were determined using the Corporation’s best estimates as of such date. The discount rate was determined based on the weighted average cost of capital of comparable companies. The remaining identifiable intangibles balances are expected to be amortized over their remaining useful lives.
At December 31, 2006, the Corporation performed its annual impairment assessment of goodwill and completed an impairment assessment of identified intangible assets and recorded a $10.9 million impairment charge to goodwill and the carrying value of its identified intangible assets related to its acquisition of Stuart Energy. The charge was based on

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MANAGEMENT’S DISCUSSION AND ANALYSIS
the estimated discounted cash flows of the OnSite Generation reporting unit, using a discount rate of 20%. The additional charge in the fourth quarter resulted largely from the Corporation’s review of its business and operating plans under the direction of the recently appointed President and Chief Executive Officer. The assumptions supporting the cash flows, including the discount rate, were determined using the Corporation’s best estimates as of such date. The discount rate was determined based on the weighted average cost of capital of comparable companies. The remaining identifiable intangibles balances are expected to be amortized over their remaining useful lives.
At December 31, 2007 the Corporation performed its annual impairment assessment of goodwill and intangible assets. No impairment resulted from this assessment.
Impairment of Test Systems Goodwill
On January 7, 2003, the Corporation acquired all the issued and outstanding shares of Greenlight Power based in Burnaby, British Columbia, Canada. Greenlight Power designed and manufactured fuel cell test systems. The allocation of the purchase price gave rise to $5.2 million of goodwill and $13.5 million of identifiable intangible assets.
In the fourth quarter of 2004, the Corporation determined that, as a result of a variety of factors, the fair value of Greenlight Power exceeded its carrying value, and a $3.7 million impairment charge related to patentable technology and customer relationships was recorded. To improve the performance of this business, the Corporation implemented changes in management and staffing levels, product designs and business processes.
Over the course of 2005 and the first two quarters of 2006, the Test Systems business made considerable progress in reducing its operating losses, improving product quality, reducing warranty costs, attracting repeat orders from existing customers and securing new customers. Notwithstanding the considerable progress, it became apparent to the Corporation in the third quarter of 2006 that its manufacturing costs were higher than planned, resulting in higher cost of revenues coupled with a slower adoption rate for fuel cell technology in end user markets. Accordingly, the Corporation concluded in the third quarter of 2006 that the long-term growth prospects for this test business may not be achievable. Our assessment also considered the rapid decrease in our market capitalization during the third quarter and its possible long-term impact on the ability of the Corporation to fund all aspects of its business plan.
Due to the impairment factors described above, the Corporation performed an impairment assessment of goodwill recorded in connection with the acquisition of Greenlight Power. As a result, the Corporation recorded a $5.1 million impairment charge to write off the acquired goodwill. The basis used to determine the charge, such as discounted cash flows and discount rates, was consistent with the analysis above for the Stuart Energy transaction.
Integration costs for the years ended December 31, 2007 and December 31, 2006 were $nil compared to $1.1 million for the year ended December 31, 2005.
Integration costs for the year ended December 31, 2005 were $1.1 million and reflect expenses related to integrating Stuart Energy subsequent to it being acquired in 2005. The integration of Stuart Energy was completed in 2005.
Provincial capital tax expense for the years ended December 31, 2007, 2006 and 2005 were each $0.1 million. These provisions are primarily attributable to changes in the eligibility of certain of our short-term investments for deduction from net assets in order to arrive at our tax base for capital tax purposes.
Interest income for the year ended December 31, 2007 was $2.2 million, a decrease of $1.3 million, or 36% compared to 2006 primarily as a result of a lower asset base. Interest income for the year ended December 31, 2006 was $3.6 million, an increase of $0.7 million, or 24% compared to 2005 primarily as a result of higher interest rates, which were partially offset by a lower asset base.
Foreign currency gains were $2.6 million for the year ended December 31, 2007 an increase of $1.7 million compared to the year ended December 31, 2006 primarily as a result of holding additional Canadian dollar denominated marketable securities in 2007 compared to 2006 at a time when the value of the Canadian dollar appreciated relative to the U.S. dollar.
Foreign currency gains were $0.9 million for the year ended December 31, 2006 an increase of $1.2 million compared to the year ended December 31, 2005 as a result of better foreign currency management.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Income tax expense was $0.1 million for the year ended December 31, 2007, an increase of $0.3 million from a recovery of $0.2 million for the year ended December 31, 2006, which was the result of the reversal of tax accruals from 2005.
Income tax expense (recovery) was negative $0.2 million for the year ended December 31, 2006, an increase of negative $0.2 million compared to 2005 primarily as a result of the reversal of the tax accruals from 2005.
Our income tax loss carry-forwards at December 31, 2007 and 2006 were $291.2 million and $222.7 million respectively. However, due to historical losses, we have provided a valuation allowance against the full amount of the tax loss carry-forwards as at December 31, 2007, December 31, 2006 and December 31, 2005.
Net loss for the year ended December 31, 2007 was $28.1 million, a decrease of $102.7 million compared to $130.8 million for 2006 and is attributed to our business units, as follows: (i) OnSite Generation — $5.4 million; (ii) Power Systems — $14.3 million; (iii) Test Systems — $1.5 million; and (iv) the balance of $6.9 million was attributable to Corporate and Other. Additional net loss commentary for the year ended December 31, 2007 regarding our business units is provided below:
•	OnSite Generation incurred a net loss of $5.4 million for the year ended December 31, 2007 compared to a net loss of $14.9 million in 2006. This improvement is primarily attributable to increased revenues and higher overhead absorption as a result of a return to historical production levels in 2007 as well as the absence of $2.4 million in warranty reserves relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005.

•	Power Systems incurred a net loss of $14.3 million for the year ended December 31, 2007 compared to a net loss of $7.2 million in 2006. This increase is primarily attributable to $3.1 million of costs associated with our business streamlining initiatives and decreased gross margins, due to an increased percentage of sales into near term commercial markets and lower R&D funding.

•	Test Systems incurred a net loss of $1.5 million for the year ended December 31, 2007 compared to net income of $0.3 million in 2006. This increase in net loss is primarily attributable to a decreased proportion of revenues from test services combined with decreased gross margins on fuel cell test equipment product sales.

•	Corporate and Other costs for the year ended December 31, 2007 were $6.9 million compared to $109.0 million in 2006. This decrease is primarily attributable to the absence of $90.8 million in impairment charges for identifiable intangible assets and goodwill as well as various cost-reduction initiatives and foreign exchange gains, which were partially offset by increased severance and related compensation payments.
Net loss for the year ended December 31, 2006 was $130.8 million an increase of $93.4 million compared to $37.4 million for 2005 and attributed to our business units, as follows: (i) OnSite Generation was $14.9 million; (ii) Power Systems was $7.2 million; (iii) Test Systems earned income of $0.3 million; and (iv) the balance of $109.0 million was attributable to Corporate and Other. Additional net loss commentary for the year ended December 31, 2006 regarding our business units is provided below:
•	OnSite Generation incurred a net loss of $14.9 million for the year ended December 31, 2006 compared to a net loss of $6.4 million in 2005. This increase is attributable to warranty reserves of $2.4 million relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, combined with lower revenues caused by supply chain quality issues, which resulted in lower overhead absorption. Throughout the year we made efforts to improve quality and testing systems to support increased production and will continue to make such efforts in 2007. We resumed delivery to our customers in the fourth quarter of 2006 and to historical delivery levels during 2007.

•	Power Systems incurred a net loss of $7.2 million for the year ended December 31, 2006 compared to a net loss of $9.0 million in 2005 primarily as a result of increased revenues and lower cost of revenues

•	Test Systems earned net income of $0.3 million for the year ended December 31, 2006 compared to a net loss of $1.6 million in 2005. This improvement was primarily attributable to increased test services revenue and associated gross margin and decreased selling, general and administrative and amortization expenses.

•	Corporate and Other costs for the year ended December 31, 2006 were $109.0 million compared to $20.4 million in 2005. This increase was primarily attributable to $90.8 million in impairment charges for identifiable intangible assets and goodwill, increased severance and related compensation payments, Sarbanes-Oxley Act

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MANAGEMENT’S DISCUSSION AND ANALYSIS
compliance costs, and other business strategy matters offset by cost-reduction initiatives realized, foreign exchange gains and increased interest income.
•	Basic and diluted net loss per share was $0.31 for the year ended December 31, 2007 compared to $1.42 in 2006, a decrease of $1.11, or 78%. Basic and diluted net loss per share was $1.42 for the year ended December 31, 2006 compared to $0.41 in 2005, an increase of $1.01 or 246%.
Shares Outstanding
For the year ended December 31, 2007, the weighted average number of shares used in calculating the loss per share was 91,797,911. The number of common shares outstanding at December 31, 2007 was 91,765,691. For the year ended December 31, 2006, the weighted average number of shares used in calculating the loss per share was 91,816,049. The number of common shares outstanding at December 31, 2006 was 91,916,466. The decrease in the number of common shares outstanding was attributable to the repurchase and cancellation of treasury shares.
Options granted under our stock option plan have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive. We had 6,932,303 stock options outstanding at December 31, 2007 (December 31, 2006 — 6,893,353), of which 4,333,740 were exercisable (December 31, 2006 — 4,518,681).
From 2002 to 2005 our three founders elected to diversify their personal holdings by selling a small percentage of their direct holdings in Hydrogenics. These sales were from personal direct shareholdings and did not result from the exercise of stock options. Therefore, when they sold shares, there was no corresponding dilution but rather increased liquidity in our public float. These selling programs were in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time on a non-discretionary basis. These contracts expired in June 2005 and were not renewed at that time. Boyd Taylor, retired as a director and officer of the Corporation in January 2005. Pierre Rivard retired as a director and officer of the Corporation in August, 2007. Our other founder, Joseph Cargnelli, continues to act as Our Chief Technology Officer, serves as a director of the Corporation and continues to hold a significant share ownership in the Corporation. In 2007, Mr. Cargnelli did not sell any of his shares of the Corporation.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in thousands	Quarter ended
except per share	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
amounts	2007	2007	2007	2007	2006	2006	2006	2006

Revenues	$11,051	$10,624	$9,465	$6,850	$9,547	$9,000	$5,376	$6,136

Net Loss	(9,497)	(6,478)	(3,787)	(8,306)	(22,069)	(90,732)	(9,626)	(8,332)

Net Loss Per Share (Basic and Fully Diluted)	(0.10)	(0.07)	(0.04)	(0.09)	(0.23)	(0.99)	(0.11)	(0.09)

Weighted Average Common Shares Outstanding	91,765,691	91,765,691	91,765,691	91,896,363	91,916,466	91,858,314	91,781,393	91,705,236
QUARTERLY RESULTS OF OPERATIONS
The above table sets forth our unaudited consolidated statements of operations for each of the past eight quarters in the period ending December 31, 2007. This information was obtained from our quarterly unaudited financial statements, which are denominated in U.S. dollars and have been prepared in accordance with Canadian GAAP, and in the opinion of management, have been prepared using accounting policies consistent with the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.
Although revenues were subject to quarterly fluctuation in 2007, we experienced an overall increase in revenues largely due to the resumption of production to historical levels in our OnSite Generation business unit.
Cost of revenues in 2007 decreased primarily as a result of improved quality and the absence of additional warranty reserves in our OnSite Generation group relating to estimated future warranty costs for units shipped prior to the

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MANAGEMENT’S DISCUSSION AND ANALYSIS
acquisition of Stuart Energy in January 2005, and a higher level of total revenues as well as improved overhead absorption. Cost of revenues increased in 2006 primarily due to $3.0 million of additional warranty reserves in our OnSite Generation business unit, lower overhead absorption and a higher percentage of our revenues coming from OnSite Generation, which has historically generated higher cost of revenues.
On a comparative basis, our net loss decreased throughout 2007, largely as a result of the absence of impairment charges relating to intangible assets and goodwill. The improvement in the net loss in 2007 is also the result of restructuring and streamlining initiatives undertaken during the year to reduce the overall cost structure of the Corporation. Additionally, the decrease in our net loss reflects increased revenues as we returned to historical production levels in our OnSite Generation business unit. These factors, which reduced our net loss, were partially offset by costs incurred to effect the restructuring, streamlining and wind up initiatives noted above.
Our net loss increased throughout 2006 largely as a result of incurring $90.8 million of impairment charges relating to intangibles and goodwill. The decrease in net loss in the first quarter of 2006 was primarily the result of the absence of a $1.3 million charge to reflect the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and realizing the benefits of the integration efforts undertaken upon the acquisition of Stuart Energy. Our net loss remained relatively unchanged in the second quarter of 2006 notwithstanding the fact that we added $1.8 million of additional warranty reserves. During the third quarter of 2006, our net loss increased primarily as a result of a $79.9 million impairment of intangible assets and goodwill. During the fourth quarter, our net loss increased primarily as a result of a $10.9 million impairment of intangible assets and goodwill relating to Stuart Energy, $0.9 million of inventory reserves, a $0.7 million accrual for compensation to the former President and Chief Executive Officer of Stuart Energy in connection with his previous employment and $0.4 million of consulting costs in connection with Sarbanes-Oxley Act compliance.
FOURTH QUARTER RESULTS
Revenues were $11.1 million, a 16% increase over 2006, primarily as a result of the resumption of production to historical levels in our OnSite Generation business unit, partially offset by decreased revenue in our Power Systems and Test Systems business units.
Cost of revenues was $9.6 million in the fourth quarter compared to $9.7 million in the fourth quarter of 2006. Expressed as a percent of revenues, cost of revenues was 86% during the fourth quarter of 2007 compared to 101% for the comparable period of 2006. This improvement is primarily the result of the return to historical production levels in our OnSite Generation business unit. These improvements were partially offset by lower margin deliveries in our Power Systems business resulting from the combination of: (i) a higher percentage of revenue from backup power and light mobility application deployments; (ii) the adverse impact of foreign exchange rates; and (iii) lower overhead absorption in our Power Systems business.
Net loss improved by $12.6 million to $9.5 million, or $0.10 per share, from $22.1 million, or $0.24 per share primarily as a result of the absence of a $10.9 million impairment charge related to the intangible assets and goodwill associated with the acquisition of Stuart Energy.
LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2007, we held cash and cash equivalents and short-term investments of $30.5 million, compared to $60.3 million at December 31, 2006. At December 31, 2007, we held cash and cash equivalents of $15.5 million and short-term investments of $15.0 million, compared with $5.9 million in cash and cash equivalents and $54.4 million in short-term investments at December 31, 2006.
Our cash and cash equivalents and short-term investments decreased by $29.8 million in 2007, primarily attributable to: (i) an $18.5 million loss before amortization, stock-based compensation severance costs and costs associated with the windup of our test equipment business; (ii) $4.1 million of severance costs related to business streamlining exclusive of our fuel cell test equipment business; (iii) $2.0 million of costs associated with the windup of our test equipment business; (iii) $4.1 million of net changes in non-cash working capital; and (iv) $1.1 million of other items.
Cash and cash equivalents used in operating activities for the year ended December 31, 2007 were $28.4 million, compared to $24.5 million for the year ended December 31, 2006 and $29.1 million used in operating activities in 2005. Non-cash working capital changed during the year ended December 31, 2007 by $9.1 million, as compared to December 31, 2006 primarily due to lower unearned revenue and higher inventory levels as compared with 2006. Noncash working capital decreased during the year ended December 31, 2006 by $10.0 million, primarily due to higher amounts of unearned revenue and lower inventory levels compared to 2005 as a result of production delays.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
As at December 31, 2007, we did not hold any asset-backed financial instruments as cash equivalents or short-term investments.
We have lines of credit available up to an aggregate of $13.8 million compared to $11.6 million as at December 31, 2006. This increase is the result of exchange rate differences. As at December 31, 2007 and 2006, we had no indebtedness on these lines of credit. Our operating facilities are denominated in Canadian dollars and Euro and bear interest at the Royal Bank of Canada prime rate plus 0.5%, and EURIBOR, respectively. The facilities are due on demand and collateralized by a general security agreement over all assets. Letters of credit and letters of guarantee aggregating $5.2 million were issued against these lines of credit as at December 31, 2007. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Capital expenditures decreased by $0.4 million to $1.3 million in 2007 as a result of more highly focused spending. Capital expenditures increased by $1.4 million to $1.7 million in 2006. We anticipate that capital expenditures for 2008 and the immediate future will remain relatively constant to 2007.
During 2007, we repurchased and cancelled 150,775 treasury shares for $0.2 million. During 2006, we issued 236,600 shares for $0.4 million under our stock option plan compared to 53,578 shares issued for $0.2 million in 2005. No shares were issued under our stock option plan during 2007.
We anticipate using our funds to develop and commercialize products primarily for near-term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on R&D efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months based on the current business plan and we have undertaken actions during the year to reduce our cash consumption in the future However, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the section entitled “Forward-looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
We are continually exploring opportunities to work with governments and government agencies. As a result of the Canadian government’s commitment to the development of alternative energy sources, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received a cumulative amount of $13.4 million of funding toward agreed upon R&D project costs. Under the agreements, the funding parties have a right to receive as repayment, between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technology. To date, we have recognized $18.7 million in revenues from these technologies and recorded a repayable amount of $89,000. At this time, the amount of further product revenues to be recognized in future from these technologies is uncertain, accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.
We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’

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MANAGEMENT’S DISCUSSION AND ANALYSIS
liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
The following table of our material contractual obligations as of December 31, 2007, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated:

Payments due in
($000s)	Operating Leases	Capital Leases	Total

2008	$1,364	$11	$1,375
2009	1,161	16	1,177
2010	572	—	572
2011	80	—	80
2012 and thereafter	38	—	38

	3,215	$27	$3,242

OPERATING LEASES
The above table represents our future minimum lease payments under leases relating to operating premises and office equipment. These leases are accounted for as operating leases and payments under the leases are included in selling, general and administrative expenses. We incurred rental expenses of $1.8 million under these operating leases in 2007, $1.1 million in 2006 and $1.2 million in 2005.
LONG-TERM DEBT
Our long-term debt set out in the table above consists of the following types of liabilities:
•	Repayable financing from a Canadian government agency. Government agencies, and in particular agencies of the Canadian government, have provided substantial support to the development of the fuel cell sector in the form of R&D grants, as well as repayable financing. Although this amount is repayable based on a percentage of our gross revenues and is therefore success-based, we anticipate that we will have gross revenues sufficient to generate a liability for the entire amount, being 150% of the original amount received.

•	Capital leases of office equipment. Where appropriate for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.
For further information on our long-term debt, please refer to note 11 of our consolidated financial statements.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2007, billings by this related company totaled $0.8 million, a decrease of $0.2 million from the $1.0 million billed in the previous year. At December 31, 2007, we had an

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MANAGEMENT’S DISCUSSION AND ANALYSIS
accounts payable balance due to this related company of $0.1 million. We believe that transactions with this company are consistent with those we have with unrelated third parties.
All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
RISKS AND UNCERTAINTIES
This “Risk and Uncertainties” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 1 of our 2007 Annual Report.
An investment in our business involves risk, and readers should carefully consider the risks described below as well as additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, which may also adversely affect our business.
As a result of our risk assessments and monitoring activities, management is aware of various following risk factors note below. We have developed plans to mitigate these and other risks on a timely basis.
Risk Factors Related to Our Financial Condition
We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.
Based on our current business plan, we believe our existing cash balances and cash in operations will be sufficient to meet our anticipated cash needs for working capital expenditures for at least the next 12 months. We will also require additional capital to acquire or invest in complementary businesses or products, obtain the right to use complementary technologies or accelerate product development and commercialization activities. We will need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate.
If we are unable to raise additional capital or are unable to do so on acceptable terms, we will not be able to respond to the actions of our competitors or we may be prevented from conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.
If we issue additional equity securities to third parties in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.
We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of our revenues from sales of hydrogen generation products and services, $7 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2005, we derived $21.7 million from sales of hydrogen generation products and services, $3.9 million from sales of power products and services, and $11.6 million from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products, design, development and manufacturing business, which is anticipated to take up to two years to complete. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date

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MANAGEMENT’S DISCUSSION AND ANALYSIS
and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.
Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.
We have not generated positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $28.1 million for the year ended December 31, 2007, a net loss of $130.8 million for the year ended December 31, 2006, and a net loss of $37.4 million for the year ended December 31, 2005. Our accumulated deficit as of December 31, 2007 was $277.1 million, as of December 31, 2006 was $249 million and as of December 31, 2005 was $118.3 million. In January 2005, we acquired Stuart Energy. Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year ended December 31, 2003. During that period, Stuart Energy never had a profitable quarter.
We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2008 and 2009, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.
The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.
Our ability to grow revenue and future prospects depend to a certain extent on our relationship with General Motors and General Motors’ commitment to the commercialization of fuel cell markets.
One of our largest shareholders and, in 2007, our largest customer by revenue is General Motors, which owns approximately 12.4% of our outstanding common shares. General Motors accounted for 9% of our revenues for the year ended December 31, 2007, 12% of our revenues for the year ended December 31, 2006 and 10% for the year ended December 31, 2005. Our ability to grow revenue and future prospects could be hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressure, could also harm our business.
In addition, where intellectual property is developed pursuant to our use of technology licenced from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers, including General Motors, accounted for 26% of our revenues for the year ended December 31, 2007, 31% of our revenues for the year ended December 31, 2006 and 31% for the year ended December 31, 2005. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.
Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro continues to strengthen against the U.S. dollar, we may incur net foreign exchange losses on our net monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.
As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the U.S. dollar continues to weaken against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.
Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.
Identifiable intangible assets and goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 8% of our total assets as at December 31, 2007. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.
Our insurance may not be sufficient.
We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.
Risk Factors Related to Our Business and Industry
We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and

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MANAGEMENT’S DISCUSSION AND ANALYSIS
we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:
•	the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•	the future cost of hydrogen and other fuels used by our fuel cell systems;

•	the future cost of MEAs used in our fuel cell systems;

•	the future cost of platinum, a key metal used in our fuel cell systems;

•	the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•	government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•	the manufacturing and supply costs for fuel cell components and systems;

•	the perceptions of consumers regarding the safety of our products;

•	the willingness of consumers to try new technologies;

•	the continued development and improvement of existing power technologies; and

•	the future cost of fuels used in existing technologies.
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada, the European Union and the United States as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.
Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.
The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.
Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.
The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.
The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end users, systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell

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MANAGEMENT’S DISCUSSION AND ANALYSIS
power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.
Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.
If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
Our strategy for the sale of fuel cell power products depends upon developing partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter

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MANAGEMENT’S DISCUSSION AND ANALYSIS
into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.
In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase or resell our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.
We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.
We may not be able to manage successfully the expansion of our operations.
The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:
•	diversion of management’s attention from other business concerns;

•	failure to effectively assimilate our acquired technology, employees or other assets into our business;

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MANAGEMENT’S DISCUSSION AND ANALYSIS
•	the loss of key employees from either our current business or the acquired business; and

•	assumption of significant liabilities of the acquired company.
If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.
We have no experience manufacturing our fuel cell products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.
Risk Factors Related to Our Products and Technology
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell and hydrogen generation products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.
Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.
The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.
Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.
We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:
•	any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.
Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.
We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that

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MANAGEMENT’S DISCUSSION AND ANALYSIS
such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.
Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:
•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•	discontinue processes incorporating the infringing technology;

•	expend significant resources to develop or acquire non-infringing intellectual property; or

•	obtain licences to the relevant intellectual property.
We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licences to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.
Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.
Risk Factors Related to Ownership of Our Common Shares
We are currently not meeting the continued listing requirements of NASDAQ which may cause our common shares to be delisted and result in reduced liquidity of our common shares, impact the trading price of our shares, and impair our ability to raise financing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
We received a letter from The NASDAQ Stock Market on February 19, 2008 indicating that Hydrogenics is not in compliance with NASDAQ’s requirements for continued listing on the NASDAQ because, for the prior 30 consecutive business days, the bid price of our common shares has closed below the minimum $1.00 per share requirement for continued inclusion under NASDAQ Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”), and that we will be given until August 18, 2008 (180 calendar days from February 19, 2008) to maintain the closing price of our shares above $1.00 for a minimum of ten consecutive days to regain compliance. If we do not regain compliance during that time, NASDAQ staff will notify us that our common shares will be delisted.
In the event that we receive notice of delisting we may appeal to a NASDAQ Listings Qualifications Panel. In addition, in the event that such a delisting determination was based solely on non-compliance with the Minimum Bid Price Rule, we may be permitted to transfer our common shares to the NASDAQ’s Capital Market if we satisfy all criteria for our common shares to be included on such market other than compliance with the Minimum Bid Price Rule. In the event of such a transfer, we would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the NASDAQ Capital Market.
In the past, on certain occasions we did not meet the applicable listing requirements of the NASDAQ. If the business deteriorates significantly, we may be at risk of delisting by NASDAQ. Even if we do regain compliance, we can give no assurances that we will be able to maintain future compliance with all of the continued listing requirements of NASDAQ. If we are delisted from NASDAQ, it would result in reduced liquidity to our common shares, impact the trading price of our shares, and impair our ability to raise financing.
If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.
We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.
Based on our current and projected losses and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2007. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax consequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.
United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.
A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 12.4% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.
Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could

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MANAGEMENT’S DISCUSSION AND ANALYSIS
also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.
U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors and officers.
We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.
However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws if the laws that govern the shareholder’s claim according to applicable Canadian law are proven by expert evidence not to be contrary to public policy as the term is applied by a Canadian court and are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.
Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:
•	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

•	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;

•	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

•	a dispute between the same parties based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

•	the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

•	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

•	there has not been compliance with applicable Canadian laws dealing with the limitation of actions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:
•	performance of other companies in the fuel cell or alternative energy business;

•	news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•	changes in general economic conditions.
As at March 1, 2008 there were 6,932,303 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of March 1, 2008, we have issued and outstanding 6,932,303 options to purchase our common shares at an average price of $4.05 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

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MANAGEMENT’S REPORT
TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of the management of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments. The significant accounting policies, which management believes are appropriate for the Corporation, are described in notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these consolidated financial statements.
Management has established and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Corporation’s operating and financial results, and that the Corporation’s assets are safeguarded. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.
The Board of Directors, through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of independent directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Corporation’s independent auditors who are appointed by the shareholders of the Corporation upon the recommendation of the Audit Committee and the Board of Directors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 7, 2008 Mississauga, Ontario

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MANAGEMENT’S REPORT
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s financial statements.

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2007, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as at December 31, 2007, the Corporation’s internal control over financial reporting was effective.
Hydrogenics’ internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s consolidated financial statements for the year ended December 31, 2007, as stated in the Independent Auditors’ Report, to the Shareholders of the Corporation, which expresses an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 7, 2008 Mississauga, Ontario

2007 ANNUAL REPORT	32

AUDITORS’ REPORT
INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Hydrogenics Corporation
We have completed integrated audits of Hydrogenics Corporation’s 2007 and 2006 consolidated financial statements and internal control over financial reporting as at December 31, 2007 and an audit of its 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated Financial statements
We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and deficit, shareholder’s equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s financial statements as at December 31, 2007 and 2006 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited Hydrogenics Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

33	2007 ANNUAL REPORT

AUDITORS’ REPORT
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control —Integrated Framework issued by the COSO.
Chartered Accountants, Licensed Public Accountants
March 7, 2008
Toronto, Ontario

2007 ANNUAL REPORT	34

CONSOLIDATED BALANCE SHEETS
As at December 31, 2007 and December 31, 2006
(in thousands of U.S. dollars)

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$15,460	$5,937
Short-term investments	15,032	54,350
Accounts receivable (note 6)	12,713	9,740
Grants receivable	850	1,901
Inventories (note 7)	12,659	12,718
Prepaid expenses	1,077	1,539

	57,791	86,185

Property, plant and equipment (note 8)	4,847	5,435
Intangible assets (note 9)	249	500
Goodwill	5,025	5,025
Other non-current assets	28	28

	$67,940	$97,173

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (notes 10 and 17)	$18,166	$21,380
Unearned revenue	9,042	8,809

	27,208	30,189

Long-term debt (note 11)	11	94
Deferred research and development grants	337	133

	27,556	30,416

Shareholders’ Equity (note 12)
Share capital	306,872	307,376
Combined surplus	15,606	13,718
Deficit	(277,101)	(249,033)
Accumulated other comprehensive income	(4,993)	(5,304)

Total deficit and accumulated other comprehensive income	(282,094)	(254,337)

	$40,384	$66,757

	$67,940	$97,173

Commitments and contingencies (notes 14 and 15)
The accompanying notes form an integral part of these Consolidated Financial Statements.
Approved on behalf of the Board of Directors

Norman Seagram Chairman	Douglas Alexander Director

35	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
As at December 31, 2007 and December 31, 2006
(in thousands of U.S. dollars, except for share numbers and per share amount)

	Common shares			Contributed		Accumulated other	Total shareholders’
	Number	Amount	Warrants	surplus	Deficit	comprehensive loss	equity

Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213

Comprehensive loss:
Net loss for the year	—	—	—	—	(37,374)	—	(37,374)
Foreign currency translation adjustments	—	—	—	—	—	(977)	(977)

Comprehensive loss							(38,351)

Issuance of common shares and options granted on the acquisition of Stuart Energy	26,999,103	119,526	—	3,382	—	—	122,908
Repurchase and cancellation of warrants	—	—	(4,722)	3,972	—	—	(750)
Issuance of common shares on exercise of options	53,578	149	—	—	—	—	149

Stock-based consulting expense	—	—	—	76	—	—	76
Employee stock-based compensation expense	—	—	—	2,262	—	—	2,262

Balance at Dec. 31, 2005	91,679,670	$306,957	$—	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss for the year	—	—	—	—	(130,759)	—	(130,759)
Foreign currency translation adjustments	—	—	—	—	—	(281)	(281)

Comprehensive loss							(131,040)

Issuance of common shares on exercise of options	236,796	419	—	—	—	—	419
Stock-based consulting expense	—	—	—	39	—	—	39
Employee stock-based compensation expense	—	—	—	1,832	—	—	1,832

Balance at Dec. 31, 2006	91,916,466	$307,376	$—	$13,718	$(249,033)	$(5,304)	$66,757

Comprehensive loss:
Net loss for the year	—	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	—	311	311

Comprehensive loss							(27,757)

Shares returned to treasury	(150,775)	(504)	—	335	—	—	(169)
Employee stock-based compensation expense	—	—	—	1,553	—	—	1,553

Balance at Dec. 31, 2007	91,765,691	$306,872	$—	$15,606	$(277,101)	$(4,993)	$40,384

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares in series.
The accompanying notes form an integral part of these Consolidated Financial Statements.

2007 ANNUAL REPORT	36

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31, 2007, 2006 and 2005
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2007	2006	2005

Revenues	$37,990	$30,059	$37,191

Cost of revenues	33,601	29,360	33,881

	4,389	699	3,310

Operating expenses
Selling, general and administrative (note 4)	24,006	27,891	24,616
Research and product development (note 13)	9,690	9,379	7,745
Windup of test equipment business (note 4)	2,016	—	—
Amortization of property, plant and equipment	903	1,285	1,365
Amortization of intangible assets	251	7,139	8,429
Impairment of intangible assets and goodwill (notes 5 and 9)	—	90,834	—
Integration costs (note 23)	—	—	1,123

	36,866	136,528	43,278

Loss from operations	(32,477)	(135,829)	(39,968)

Other income (expenses)
Sale of asset	—	477	—
Loss on disposal of property, plant and equipment (note 4)	(308)	—	—
Provincial capital tax	(127)	(42)	(91)
Interest	2,249	3,551	2,936
Foreign currency gains (losses)	2,617	904	(251)

	4,431	4,890	2,594

Loss before income taxes	(28,046)	(130,939)	(37,374)
Current income tax expense (recovery) (note 18)	22	(180)	—

Net loss for the year	(28,068)	(130,759)	(37,374)

Deficit — Beginning of year	(249,033)	(118,274)	(80,900)

Deficit — End of year	$(277,101)	$249,033	$(118,274)

Net loss per share

Basic and diluted (note 20)	$(0.31)	$(1.42)	$(0.41)

Shares used in calculating basic and diluted net loss per share	91,797,911	91,816,049	91,226,912

The accompanying notes form an integral part of these Consolidated Financial Statements.

37	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2007	2006	2005

CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(28,068)	$(130,759)	$(37,374)
Items not affecting cash
Amortization of property, plant and equipment	1,611	1,948	2,267
Amortization of intangible assets	251	7,139	8,429
Impairment of intangible assets and goodwill	—	90,834	—
Unrealized foreign exchange (gains) losses	29	(74)	210
Imputed interest on long-term debt	—	1	21
Non-cash consulting fees	—	39	76
Stock-based compensation	1,553	1,832	2,262
Sale of asset	—	(477)	—
Loss on disposal of property, plant and equipment	308	—	—
Net change in non-cash working capital (note 21)	(4,100)	5,029	(5,012)

	(28,416)	(24,488)	(29,121)

Investing activities
Decrease in short-term investments	39,318	26,046	9,052
Purchase of property, plant and equipment	(1,331)	(1,701)	(333)
Business acquisitions, net of cash acquired	—	—	(343)
Proceeds from sale of assets	—	477	—

	37,987	24,822	8,376

Financing activities
Repayment of long-term debt	(83)	(193)	(180)
Deferred research and development grant	204	(17)	(39)
Common shares issued (purchased and cancelled), net of issuance costs	(169)	419	149

	(48)	209	(70)

Increase (decrease) in cash and cash equivalents during the year	9,523	543	(20,815)
Cash and cash equivalents — Beginning of year	5,937	5,394	26,209

Cash and cash equivalents — End of year	$15,460	$5,937	$5,394

Supplemental disclosure
Interest paid	$52	$80	$36
Income taxes paid	63	—	1
The accompanying notes form an integral part of these Consolidated Financial Statements

2007 ANNUAL REPORT	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
NOTE 1. — DESCRIPTION OF BUSINESS
Hydrogenics Corporation (“Hydrogenics” or the “Corporation”) is a globally recognized developer and provider of hydrogen and fuel cell products and services.
NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.
Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiaries, which are wholly owned. All intercompany transactions and balances have been eliminated on consolidation.
Use of Estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Significant estimates made by the Corporation include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, the recoverability of intangible assets, the fair value of goodwill, the fair value of stock options granted, provisions for costs to complete contracts-in-progress and estimates of fair values related to business acquisitions.
Cash and Cash Equivalents
Cash and cash equivalents, which are classified as held-for-trading, consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days and are at fair value.
Short-term Investments
Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are classified as held to maturity. As a result, short-term investments are carried at amortized cost using the effective interest rate method. The Corporation has the intention and the ability to hold these securities to maturity. Transaction costs are recognized in net income when incurred.
Inventories
Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Work-in-progress and finished goods are carried at the lower of cost and net realizable value.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.
Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum
Leasehold improvements are amortized on a straight-line basis over the term of the lease.
The Corporation reviews the recoverability of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than the carrying value, the asset is written down to fair value.

39	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to determine the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss would be expensed in the consolidated statements of operations.
Intangible assets with finite useful lives
The Corporation’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 -7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line
Management reviews the amortization methods and useful life estimates for these intangible assets annually.
The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than carrying value, the asset is written down to fair value.
Revenue Recognition
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.
Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenues. Losses, if any, are recognized immediately.
Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases.”
Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.
The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Product Warranties
The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

2007 ANNUAL REPORT	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Research And Product Development Costs
Research costs and costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.
Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.
Stock-based Compensation
The Corporation has stock-based compensation plans, which are described in note 12. The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair value over the vesting period of the stock options. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options cancelled is charged to deficit.
Deferred Share Units
The intrinsic value of the Corporation’s deferred share units is charged to general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheet for the total intrinsic value of the vested deferred share units.
Income Taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.
Foreign Currency Translation
Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.
Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into U.S. dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are recorded in other comprehensive income.
The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of these subsidiaries are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.
Net Earnings (Loss) Per Share
Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.

41	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
NOTE 3. — NEW ACCOUNTING STANDARDS
The Corporation has adopted the following changes to its accounting policies:
(I) Canadian Standards
The CICA has issued Handbook Section 1506, “Accounting Changes,” which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The Corporation adopted this standard effective January 1, 2007, which did not have a material impact on its consolidated financial position, results of operations or cash flows.
Effective January 1, 2007, the Corporation adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date”. Adoption of this standard did not have a significant impact on the Corporation’s consolidated financial position, results of operations or cash flows.
(II) U.S. Standards
The following changes only apply to note 24 of the consolidated financial statements.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation adopted this standard for generally accepted accounting principles in the United States (“U.S. GAAP”) reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows under U.S. GAAP.
New Accounting Standards
The following changes will be adopted in the future.
(I) Canadian Standards
The CICA issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863, “Financial Instruments — Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Section 3862 and 3863 will replace Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. These standards will impact disclosure provided by the Corporation but will not impact its consolidated financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which replaces the existing Section 3030 “Inventories.” The standard introduces changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation plans to adopt this new guidance effective January 1, 2008. The Corporation is currently assessing the effect that this guidance may have on its results of operations or cash flows.
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduces changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after

2007 ANNUAL REPORT	42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
October 1, 2008 with earlier adoption encouraged. The Corporation is currently assessing the impact this standard may have on its financial position, results of operations or cash flows.
In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of an entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Corporation for annual periods beginning after January 1, 2008. The Corporation plans to adopt this new guidance effective January 1, 2008. These standards could impact disclosure provided by the Corporation are not expected to impact its consolidated financial position, results of operations or cash flows.
Convergence with International Financial Reporting Standards (“IFRS”)
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.
Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ FASB and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS, and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.
As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative, if any, on the Corporation.
(II) U.S. Standards
The following changes only apply to note 24 of the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. The Corporation is currently assessing the effect that SFAS 157 may have on its results of operations and financial position.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. For nonfinancial assets and nonfinancial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008 and the Corporation plans to adopt this guidance effective January 1, 2009. The Corporation is currently assessing the effect that SFAS 159 may have on the Corporation’s results of operations and consolidated financial position.
In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The standard retains the purchase method of accounting for

43	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Corporation beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.
NOTE 4. — BUSINESS STREAMLINING INITIATIVES AND WINDUP OF TEST EQUIPMENT BUSINESS
On March 20, 2007, and November 6, 2007 the Corporation’s Board of Directors approved the restructuring and streamlining of the Corporations operations in order to realign and reduce the overall cost structure. The Corporation recorded a $4,090 charge for severance and related expenses for these initiatives which are included in selling, general and administrative expenses. As at December 31, 2007, the Corporation had paid $2,481 in respect of these charges. The remaining balance of $1,609 at December 31, 2007 is anticipated to be paid in 2008. These charges were charged to the business segments as follows: $2,946 for Power Systems, $142 for OnSite Generation and $1,002 for Corporate and Other business segments.
On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. The Corporation expects to utilize $3,500 of cash resources relating to the closure of this business with a corresponding charge to earnings. The windup is anticipated to be carried out within a two-year period as it will be required to incur costs related to severance, facility closure and potential restoration and warranty obligations. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses and the write-off of inventory. The Corporation also recorded a loss of $308 associated with the write off of property, plant and equipment related to the windup of this business.
NOTE 5. — BUSINESS ACQUISITION AND GOODWILL
On January 6, 2005, the Corporation’s offer to acquire Stuart Energy, a provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy, which then became a wholly owned subsidiary of the Corporation. The purchase price was $125,352 including expenses of $2,444 relating to the acquisition. Consideration consisted of 26,999,103 common shares of the Corporation with a value based on the average market price of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and granting 1,823,404 options to purchase common shares of the Corporation. The purchase price was allocated to the assets acquired and liabilities assumed as follows:

Cash, cash equivalents and short-term investments	$27,615
Other current assets	11,222
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

At the acquisition date, Stuart Energy had approximately $123,000 of tax losses available to reduce taxable income and a net balance of approximately $10,000 of other temporary differences. The related tax assets of $48,262 were not recorded upon acquisition due to the uncertainty associated with their ultimate realization. In addition, during 2005, goodwill was increased by $1,076 as a result of a reclassification from accrued liabilities and was reduced by $55 as a result of adjustments to other liabilities recognized upon acquisition.
The acquisition was accounted for using the purchase method and results of operations of Stuart Energy have been consolidated effective January 6, 2005.
Goodwill
During 2006, the Corporation performed a comprehensive assessment of its business and operating plans. As a result of these assessments, and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. In addition, management also determined that the revenues of the Test

2007 ANNUAL REPORT	44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
System business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Due to the significance of these changes, management performed an evaluation of the recoverability of the long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units as at September 30, 2006, and in addition to its annual impairment test at December 31, 2006 and December 31, 2007.
Based on the results of these assessments, the Corporation recorded the following impairment charges in 2006:

Goodwill of the OnSite Generation reporting unit	$59,388
Intangible assets of the OnSite Generation reporting unit	26,333
Goodwill of the Test Systems reporting unit	5,113

Total	$90,834

The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprise product technology, which will continue to be amortized over its remaining useful life of five years.
The fair value used in the impairment charge calculations was determined using the Corporation’s best estimates of future cash flows and considered the weighted average cost of capital for comparable companies.
NOTE 6. — ACCOUNTS RECEIVABLE

	2007	2006

Trade accounts receivable	$12,683	$9,248
Less: Allowance for doubtful accounts	(351)	(325)
Goods and services tax	381	817

	$12,713	$9,740

NOTE 7. — INVENTORIES

	2007	2006

Raw materials	$5,070	$5,866
Work-in-progress	6,768	6,322
Finished goods	821	530

	$12,659	$12,718

NOTE 8. — PROPERTY, PLANT AND EQUIPMENT
As at December 31, 2007, the net book value of property, plant and equipment is as follows:

		Accumulated
	Cost	amortization	Net book Value

Test equipment	$6,030	$4,544	$1,486
Furniture and equipment	4,192	2,141	2,051
Computer hardware and software	2,829	1,870	959
Leasehold improvements	1,066	739	327
Automobiles	69	45	24

	$14,186	$9,339	$4,847

45	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
As at December 31, 2006, the net book value of property, plant and equipment was as follows:

		Accumulated
	Cost	amortization	Net book value

Test equipment	$6,016	$3,881	$2,135
Furniture and equipment	3,518	2,047	1,471
Computer hardware and software	3,627	2,156	1,471
Leasehold improvements	1,023	673	350
Automobiles	51	43	8

	$14,235	$8,800	$5,435

Test equipment and furniture and equipment under construction, as at December 31, 2007, not yet subject to amortization, amounted to $419 (2006 — $nil).
The net book value of equipment under capital lease as at December 31, 2007 was $49 (2006 — $57).
NOTE 9. — INTANGIBLE ASSETS
As at December 31, 2007, the carrying value of intangible assets is as follows:

		Accumulated amortization
	Cost	and impairment charge	Net book value

Product technology	$30,300	$30,051	$249

As at December 31, 2006, the carrying value of intangible assets was as follows:

		Accumulated amortization
	Cost	and impairment charge	Net book value

Intellectual property	$33,629	$33,629	$—
Management services contracts	565	565	—
Product technology	30,300	29,800	500
Customer relationships	7,600	7,600	—
Trade names	500	500	—
ISO certifications	100	100	—

	$72,694	$72,194	$500

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans, which were updated as at December 31, 2006. As a result of these assessments and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. Accordingly, in 2006 the Corporation incurred an impairment charge of $26,300 to its intangible assets acquired in the 2005 acquisition of Stuart Energy.

2007 ANNUAL REPORT	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
NOTE 10. — ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006

Severance and related compensation payments	$4,136	$1,373
Trade accounts payable	3,748	7,021
Warranty liability accruals	3,592	5,077
Facility accruals	1,975	2,322
Supplier accruals	1,829	1,704
Accrued payroll costs	1,734	2,256
Accrued professional fees	487	1,025
Provincial capital tax payable	195	57
Current portion of long-term debt (note 11)	16	194
Other	454	351

	$18,166	$21,380

Total severance and related expenses included in SG&A for 2007 was $4,090 (2006 — $1,415).
Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the year ended December 31:

Balance, December 31, 2006	$5,077
Accruals for warranties issued during the year	2,391
Settlements made during the year	(3,876)

Balance, December 31, 2007	$3,592

NOTE 11. — LONG-TERM DEBT
From time to time, the Corporation receives repayable grant financing from government agencies for research and development activities. At December 31, 2007, the outstanding amount of such repayable financing was $89 (2006 -$277).
The Corporation has various equipment leases accounted for as capital leases. At December 31, 2007, the outstanding amount payable, net of future payments representing interest, is $27 (2006 — $39). The Corporation has charged to expense interest of $2 in 2007 (2006 — $2) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.
The present value of future debt repayments is as follows:

2008	$16
2009	11

27
Less: Current portion	(16)

$11

NOTE 12. — EMPLOYEE STOCK-BASED COMPENSATION
Stock Option Plan
During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2007 the number of common shares that may be issued under the stock option plan was 12,000,000. As at December 31, 2007, 2,504,360 common shares had been issued through the exercise of stock options under this plan. Up to 9,495,640 additional common shares are available to be issued in connection with the exercise of stock options. Of the 9,495,640 available stock options, 6,932,303 have been issued and were outstanding at December 31, 2007.

47	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. A summary of the Corporation’s employee stock option plan activity is as follows:

	2007		2006		2005
		Weighted average		Weighted average		Weighted average
		exercise price		exercise price		exercise price
	Number of shares	(CDN$)	Number of shares	(CDN$)	Number of shares	(CDN$)

Outstanding, beginning of year	6,893,353	4.85	6,243,753	5.22	3,818,566	4.62
Granted	1,644,960	1.17	1,470,400	3.16	3,650,804	6.24
Exercised	—	—	(236,500)	2.01	(53,578)	3.37
Forfeited	(1,250,810)	4.72	(584,300)	5.73	(1,172,039)	6.54
Expired	(355,200)	5.65	—	—	—	—

Outstanding, end of year	6,932,303	4.05	6,893,353	4.85	6,243,753	5.22

Options exercisable, end of year	4,333,740	4.47	4,518,681	5.32	4,242,575	5.21

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2007:

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Exercise price	December 31	remaining	share	December 31	share
CDN$	2007	contractual life	price CDN$	2007	price CDN$

0.01 - 0.29	766,500	2.07	0.20	766,500	0.20
0.30 - 4.00	2,870,821	8.30	1.88	723,211	2.40
4.01 - 5.00	804,526	5.42	4.48	504,955	4.46
5.01 - 6.00	763,000	6.20	5.64	659,876	5.69
6.01 - 8.00	583,776	5.10	6.67	535,248	6.68
8.01 - 18.15	1,143,680	3.58	9.38	1,143,680	9.38

	6,932,303			4,333,740

All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.
Stock options granted to employees during 2007 and 2006, excluding stock options granted on the acquisition of Stuart Energy, are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 4.11% (2006 — 3.94%; 2005 — 4.44%), average expected life of four years, expected volatility 56% (2006 — 53.34%; 2005 — 56.40%) and no dividends. The fair value of the stock options granted during 2007 was $773 (2006 — $1,914; 2005 —$3,521) (weighted average $0.47 per share) (2006 — $1.30; 2005 — $1.93) and the related expense recognized in the consolidated statements of operations for the year ended December 31, 2007 was $1,553 ($0.02 per share on a basic and diluted basis) (2006 — $1,832, 2005 — $2,262).
Deferred Share Unit Plan
In 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors will be entitled to elect to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors will not be eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.

2007 ANNUAL REPORT	48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
During the year ended December 31, 2007, 335,420 DSUs were issued with immediate vesting on the date of issuance. As at December 31, 2007, 442,418 DSUs were outstanding under the DSU plan. As a result, the Corporation recognized a compensation expense of $281 for the year ended December 31, 2007 (2006 — $315, 2005 — $273). This expense reflects the cost of DSUs issued during the year as well as the revaluation of previously issued DSUs.
NOTE 13. — RESEARCH AND PRODUCT DEVELOPMENT
Research and product development expenses are recorded net of third party program funding received or receivable. For 2007, 2006 and 2005, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2007	2006	2005
Research and product development expenses	$10,346	$12,024	$10,733
Research and product development funding	(656)	(2,645)	(2,988)

Total research and product development expenses	$9,690	$9,379	$7,745

NOTE 14. — COMMITMENTS
The Corporation incurred rental expenses of $1,823 under operating leases in 2007 (2006 — $1,120; 2005 — $1,293). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2008	$1,364
2009	1,161
2010	572
2011	80
2012	30
Thereafter	8

$3,215

The Corporation has entered into repayable contributions and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation is eligible to receive up to $13,430 (2006 — $12,051; 2005 - $11,896) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2007 was $13,430 (2006 — $11,594; 2005 — $11,486). In return, these funding parties have a right to receive as repayment, 0.3% to 4.0% of gross revenue received by the Corporation as a result of the commercial exploitation of the associated technology. To date, $18,733 in revenues from these technologies has been recognized and a repayable amount of $89 has been reflected in the accounts. These arrangements expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
NOTE 15. — CONTINGENCIES
As at December 31, 2007, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $5,213 (December 31, 2006 — $2,980) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.
These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

49	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
NOTE 16. — LINES OF CREDIT
The Corporation has operating lines of credit available up to $13,788 in total (2006 — $11,644). As of December 31, 2007 and 2006, the Corporation has no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and EURIBOR, respectively. The facility is due on demand and collateralized by a general security agreement over all assets.
Lines of credit available are reduced by the outstanding standby letters of credit and letters of guarantee issued by several financial institutions.
NOTE 17. — RELATED PARTY TRANSACTIONS
In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a Company owned by a relative of one of the principal shareholders of the Corporation. Billings by this related Company for manufacturing functions totaled $823 in 2007 (2006 — $968; 2005 — $846). At December 31, 2007, the Corporation has an accounts payable balance due to this related party of $58 (2006 — $1; 2005 — $131). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
NOTE 18. — INCOME TAXES
As at December 31, 2007, the Corporation has available income tax loss carry-forwards of $291,237 that may be used to reduce taxable income in future years, expiring as follows:

2008	$30,734
2009	40,957
2010	18,748
2013	24,484
2014	43,790
2015	26,701
2026	22,957
2027	29,511
No expiry	53,355

$291,237

As at December 31, 2007, the Corporation has unclaimed scientific research and experimental development expenditures of $30,108 (2006 — $25,531) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $7,690 (2006 — $6,521) that can be used to reduce future federal income taxes payable, expiring between 2009 and 2015.

2007 ANNUAL REPORT	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Components of the Corporation’s net future income tax assets, which are primarily arising in Canada, are:

	2007	2006

Assets
Non-capital losses	$87,122	$73,419
Scientific research and experimental development expenses	8,731	8,355
Property, plant and equipment and intellectual property	15,140	14,430
Investment tax credits	6,536	5,282
Warranty and other provisions	937	1,127
Share issue costs	(145)	(232)
Valuation allowance	(118,321)	(102,381)

Net future income tax assets	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.
The Corporation’s computation of income tax expense is as follows:

	2007	2006	2005

Loss before income taxes	$(28,046)	$(130,939)	$(37,374)

Statutory income tax rate	36.12%	32.96%	35.93%

Income tax recovery at statutory rate	(10,130)	(43,157)	(13,428)
Non-deductible expenses	433	497	1,383
Other permanent and temporary differences	24	(359)	182
Effect of income tax rate changes on future income taxes	10,651	6,635	—
Effect of foreign currency rate changes on future income taxes	(15,528)	—	—
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	(1,390)	1,410	(1,172)
Non-deductible amortization of intangible assets	—	—	3,028
Foreign exchange gain on CDN dollar denominated future income taxes		(34)	(3,036)
Change in valuation allowance related to the current year	15,940	5,065	13,043
Write down of intangible assets and goodwill	—	29,943	—
Other	22	(180)	—

Income tax expense (recovery)	$22	$(180)	$—

NOTE 19. — FINANCIAL INSTRUMENTS
At December 31, 2007, 2006 and 2005, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.
The carrying value of non-interest bearing loans payable approximates their fair value because interest is imputed at a rate available to the Corporation for long-term borrowings and is included in the long-term debt balance.
Canadian dollar denominated amounts included in short-term investments at December 31, 2007 amount to $5,042 (2006 — $ nil; 2005 — $2,042).
A substantial portion of the Corporation’s accounts receivable are owing from a limited number of customers located globally. The Corporation performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from them. The Corporation maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.
The Corporation operates in primarily U.S. dollars, Canadian dollars and the Euro. This gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

51	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
NOTE 20. — NET LOSS PER SHARE
Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 91,797,911 shares in 2007 (2006 — 91,816,049; 2005 — 91,226,912). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.
NOTE 21. — CONSOLIDATED STATEMENTS OF CASH FLOWS
Components of the net change in non-cash working capital are as follows:

	2007	2006	2005

Decrease (increase) in current assets
Accounts receivable	$(2,687)	$(2,305)	$(478)
Grants receivable	1,290	(64)	639
Inventories	59	(4,033)	3,521
Prepaid expenses and other current assets	507	814	(200)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,486)	5,580	(9,979)
Unearned revenue	217	5,037	1,485

	$(4,100)	$5,029	$(5,012)

NOTE 22. — SEGMENTED FINANCIAL INFORMATION
The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other.
OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.
Financial information by reportable segment for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Year ended December 31, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$19,608	$6,103	$12,279	$—	$37,990
Amortization of intangible assets	—	—	—	251	251
Amortization of property, plant and equipment	—	—	—	903	903
Interest income	—	—	—	2,301	2,301
Interest expense	—	—	—	(52)	(52)
Income tax expense	—	—	—	22	22
Segment loss (i)	(5,436)	(14,283)	(1,465)	(6,884)	(28,068)

	Year ended December 31, 2006
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$12,032	$6,943	$11,084	$—	$30,059
Amortization of intangible assets	—	—	—	7,139	7,139
Impairment charge	—	—	—	90,834	90,834
Amortization of property, plant and equipment	—	—	—	1,285	1,285
Interest income	—	—	—	3,607	3,607
Interest expense	—	—	—	(56)	(56)
Income tax recovery	—	—	—	(180)	(180)
Segment loss (i)	(14,885)	(7,182)	279	(108,971)	(130,759)

2007 ANNUAL REPORT	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)

	Year ended December 31, 2005
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$21,748	$3,861	$11,582	$—	$37,191
Amortization of intangible assets	—	—	—	8,429	8,429
Amortization of property, plant and equipment	—	—	—	1,365	1,365
Interest income	—	—	—	2,972	2,972
Interest expense	—	—	—	(36)	(36)

Segment loss (i)	(6,372)	(9,041)	(1,557)	(20,404)	(37,374)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.
The accounting policies for inter-segment transactions are the same as those described in note 2.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2007 were $249 and $5,025 (2006 — $500 and $5,025), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at December 31, 2007 were $nil and $nil (2006 — $nil and $nil). Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at December 31, 2007 were $nil and $nil (2006 — $nil and $nil, respectively). The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.
Revenues and cost of revenues derived from products and services are as follows:

	2007	2006	2005

Revenues
Products	$34,486	$26,653	$34,470
Services	3,504	3,406	2,721

	$37,990	$30,059	$37,191

	2007	2006	2005

Cost of revenues
Products	$32,402	$28,114	$32,953
Services	1,199	1,246	928

	$33,601	$29,360	$33,881

53	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Revenues are segmented by geography, as follows:

	2007	2006	2005

Russia	$5,629	$68	$1,963
United States	5,609	8,140	13,225
Canada	4,378	2,163	1,263
France	2,633	3,163	130
Japan	2,256	2,841	1,773
Brazil	2,017	—	—
Argentina	2,010	—	—
China	1,435	266	1,696
Germany	1,395	2,471	1,557
Slovenia	1,275	—	—
Dubai	1,255	—	—
Korea	1,070	2,499	1,823
Romania	277	1,367	—
United Kingdom	552	877	1,311
Vietnam	—	—	2,321
Algeria	—	—	1,992
Rest of world	6,199	6,204	8,137

	$37,990	$30,059	$37,191

The Corporation’s largest customers comprise the following percentages of revenues:

	2007	2006	2005
	%	%	%

Largest	12	12	11
Second largest	5	10	10
Third largest	5	5	5
Fourth largest	4	4	5
Others	74	69	69

	100	100	100

Property, plant and equipment are located in the following countries:

		2007	2006

Canada		$2,998	$4,341
Belgium		1,849	1,094

		$4,847	$5,435

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.
NOTE 23. — INTEGRATION COSTS
Integration costs incurred during the year ended December 31, 2005 relate to reorganization and alignment activities associated with the acquisition of Stuart Energy.
Integration costs include the following:

	2007	2006	2005
Termination benefits	—	—	716
Consulting and information systems	—	—	308
Travel and accommodation	—	—	6
Other	—	—	93

	$—	$—	$1,123

2007 ANNUAL REPORT	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Integration activities related to the acquisition of Stuart Energy were complete as at December 31, 2005. All integration costs related to the acquisition of Stuart Energy relate to the OnSite Generation business segment.
NOTE 24. — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.
A reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2007	2006	2005

Net loss for the year based on Canadian GAAP	$(28,068)	$(130,759)	$(37,374)
Write-off of in-process research and product development (i)	—	—	(18,400)
Impairment charge related to intangible assets (i)	—	13,800	—
Amortization of in-process research and product development (i)	—	1,971	2,629

Net loss for the year based on U.S. GAAP	(28,068)	(114,988)	(53,145)

Basic and fully diluted comprehensive loss per share based on U.S. GAAP	$(0.31)	$(1.26)	$(0.59)

Weighted average number of shares used in calculating comprehensive loss per share	91,797,911	91,816,049	91,226,912

	2007	2006	2005

Shareholders’ equity based on Canadian GAAP	$40,384	$66,757	$195,507
Shareholders’ equity based on U.S. GAAP	$40,384	$66,757	$179,736
The Condensed Statements of Operations and Cash Flows for the years ended December 31, under U.S. GAAP, are as follows:

	2007	2006	2005

Revenues	$37,990	$30,059	$37,191
Cost of revenues	33,601	29,360	33,881
Operating expenses	36,866	120,757	59,049
Loss from operations	(32,477)	(120,058)	(55,739)
Net loss for the year	(28,068)	(114,988)	(53,145)

Cash used in operating activities	(28,416)	(24,488)	(29,121)
Cash provided by investing activities	37,987	24,822	8,376
Cash provided by (used in) financing activities	(48)	209	(70)
(l) In-process Research and Development
Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.
NOTE 25. — COMPARATIVE INFORMATION
Certain of the 2006 and 2005 comparative figures have been reclassified to conform to the classification adopted in the current year.

55	2007 ANNUAL REPORT

NASDAQ National Market Symbol: HYGS
Toronto Stock Exchange Symbol: HYG
The Annual Meeting of Shareholders
will be held on May
6th, 2008 at 1.00 p.m. at the Toronto Board of Trade 4th Floor, 1st Canadian Place, Toronto Ontario, Canada

Management	Additional Information

Daryl Wilson	Corporate Office
President and Chief Executive Officer
Hydrogenics Corporation
Joseph Cargnelli	5985 McLaughlin Road
Chief Technology Officer	Mississauga, Ontario
Canada L5R 1B8
Lawrence Davis	www.hydrogenics.com
Chief Financial Officer and Corporate Secretary Jennifer Barber Vice President, Finance and Corporate Controller Wido Westbroek Vice President and General Manager	Auditors PricewaterhouseCoopers LLP Suite 3000, Box 82 Royal Trust Tower, TD Centre Toronto, Ontario, Canada M5K 1G8
Board of Directors	Transfer Agent

Norman Seagram
Chairman

Dr. Hugo Vandenborre
Vice Chairman

Douglas Alexander
Director

Michael Cardiff
Director

Joseph Cargnelli
Director

Frank Colvin
Director
V. James Sardo
Director

William Szkodzinski
Director

Daryl Wilson
Director

CIBC Mellon Trust Company
320 Bay Street, Box 1
Toronto, Ontario
Canada M5H 4A6

Corporate Subsidiaries

Hydrogenics USA, Inc.
Stuart Energy Systems Corporation
Hydrogenics Europe N.V.
Hydrogenics Test Systems Inc.
     (formerly Greenlight Power Technologies, Inc.)
Hydrogenics Japan Inc.

Stock Exchange Listings

hydrogen • fuel cells
electrolysis
renewable energy
sustainability
environment

HYDROGENICS CORPORATION

www.hydrogenics.com

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8

Printed on Recycled Stock